Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES TENDER OFFER FOR 9.50% NOTES DUE 2016

MONTERREY, MEXICO, AUGUST 5, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has commenced a tender offer to purchase up to U.S.$925 million (the “Maximum Tender Amount”) of the outstanding 9.50% Senior Secured Notes due 2016 (the “Notes”) issued by CEMEX Finance LLC. The tender offer is being made pursuant to an offer to purchase and a related letter of transmittal , each dated as of August 5, 2013. The following table summarizes the material pricing terms for the tender offer:

Title of Security	CUSIP/ISIN	Aggregate Principal Amount Outstanding		Maximum Tender Amount	Early Tender Date	Base Consideration			Early Tender Payment			Total Consideration
9.50% Senior Secured Notes due 2016	12516UAA3 / US12516UAA34 U12763AA3 / USU12763AA37	U.S.$	1,750,000,000	U.S.$925,000,000 Aggregate Principal Amount	5:00 p.m., New York City time, on August 16, 2013	U.S.$	1,045	*	U.S.$	30	*	U.S.$	1,075	*

*	Per U.S.$1,000 principal amount of Notes accepted for purchase.

Holders of Notes that are validly tendered at or prior to 5:00 p.m., New York City time, on August 16, 2013 (the “Early Tender Date”) and whose Notes are accepted for purchase will be entitled to receive the Total Consideration, which includes an early tender payment equal to U.S.$30 per U.S.$1,000 principal amount of Notes (the “Early Tender Payment”). Holders who tender Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on August 30, 2013 (the “Expiration Date”) and whose Notes are accepted for purchase will be entitled to receive only the Base Consideration per U.S.$1,000 principal amount of Notes, which amount is equal to the Total Consideration less the Early Tender Payment. Holders who validly tender their Notes in the tender offer and whose Notes are accepted for purchase will also receive accrued and unpaid interest on the Notes from the last interest payment date preceding the applicable settlement date to, but not including, such settlement date. Notes that have been validly tendered cannot be withdrawn, except, in each case, as may be required by applicable law.

If the principal amount of the Notes validly tendered exceeds the Maximum Tender Amount, the principal amount of Notes purchased will be prorated based on the principal amount tendered. If any tendered Notes are not accepted for payment, such Notes will be returned without expense to the tendering holder. If the principal amount of Notes validly tendered at or prior to the Early Tender Date exceeds the Maximum Tender Amount (i.e., the tender offer is “fully subscribed”) and CEMEX accepts any such Notes for purchase, CEMEX will prorate its purchase of such Notes and will not accept for purchase any Notes tendered after the Early Tender Date. In addition, if the Tender Offer is fully subscribed as of the Early Tender Date and CEMEX accepts the Maximum Tender Amount of Notes for purchase, CEMEX will not accept for purchase any Notes tendered after the Early Tender Date. If the Tender Offer is not fully subscribed as of the Early Tender Date, holders who validly tender Notes after the Early Tender Date may be subject to proration, but holders who validly tender Notes at or prior to the Early Tender Date and whose Notes are accepted for purchase will not be subject to such proration.

CEMEX reserves the right, subject to applicable law, to extend, withdraw or terminate the tender offer, increase or decrease the Maximum Tender Amount or otherwise amend the terms of the tender offer.

The tender offer will expire at 11:59 p.m., New York City time, on August 30, 2013 and is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the offer to purchase, including, among others, CEMEX having consummated the issuance of new senior secured notes (the “New Notes”) in an international capital markets offering and received net proceeds therefrom sufficient to purchase an amount of Notes up to the Maximum Tender Amount and to pay fees and expenses in connection therewith. If and when issued, the New Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws. The New Notes may not be offered or sold in the United States absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable securities laws.

CEMEX has retained HSBC Securities (USA) Inc. (“HSBC”) and J.P. Morgan Securities LLC (“JPM”) to act as Dealer Managers for the tender offer. Holders with questions about the tender offer can contact HSBC’s Liability Management Group at (888) HSBC-4LM (toll free) or (212) 525-5552 (collect) or via e-mail at liability.managment@hsbcib.com; or JPM’s Latin America Debt Capital Markets Group at (866) 846-2874 (toll free) or (212) 834-7279 (collect). Holders can obtain additional copies of the offer to purchase and related material from the Information Agent and Tender Agent, D.F. King & Co., Inc., (800) 769-7666 (toll-free) or (212) 269-5550 (collect).

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX in any transaction. The tender offer is being made pursuant to the offer to purchase and the related letter of transmittal, copies of which will be delivered to holders of the Notes, and which set forth the complete terms and conditions of the tender offer. Holders are urged to read the offer to purchase and related letter of transmittal carefully before making any decision with respect to the tender offer. The tender offer is not being made to, nor will CEMEX accept tenders of Notes from, holders in any jurisdiction in which the tender offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Managers, the tender agent, the information agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the tender offer.

Neither the offer to purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the offer to purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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